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                                                                      Exhibit 54

FOR IMMEDIATE RELEASE
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               RENTAL SERVICE CORPORATION AND NATIONSRENT, INC.
                          TERMINATE MERGER AGREEMENT

                --RSC Board to Explore Strategic Alternatives--

SCOTTSDALE, AZ, May 20, 1999--Rental Service Corporation (NYSE: RSV) ("RSC") today announced that RSC and NationsRent, Inc. (NYSE: NRI) have mutually agreed to terminate their January 20, 1999 merger agreement. In connection with the termination of the merger agreement, RSC has agreed to reimburse NationsRent in the amount of $6 million for certain out-of-pocket expenses incurred by NationsRent in connection with the merger agreement. RSC also announced that RSC and NationsRent separately agreed to terminate and cancel the stock option agreements and the associated stock options granted by each of RSC and NationsRent to the other on January 20, 1999.

The board of directors of RSC also announced that, in light of the termination of the NationsRent merger, it has requested that its financial advisors, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, conduct a review and evaluation of RSC's strategic alternatives and that the results of their review and evaluation be promptly reported to the RSC board for its consideration.

Until such time as this review and evaluation process is completed, the RSC board continues to recommend that RSC's stockholders reject the pending tender offer of United Rentals, Inc. (NYSE: URI) which the RSC board previously determined to be inadequate and not in the best interests of RSC or its stockholders. The RSC board also urges RSC's stockholders not to deliver consents to United Rentals with respect to United Rentals' solicitation of consents to remove and replace the directors on the RSC board.

Rental Service Corporation is a leader in the rapidly growing equipment rental industry, serving the needs of a wide variety of industrial, manufacturing and construction markets. Headquartered in Scottsdale, Arizona, RSC operates 253 locations throughout the United States and Canada.

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Contact Information

Rental Service Corporation         Kekst and Company

Robert M. Wilson, 480/905-3300     Thomas Davies or David Kronfeld, 212/521-4800


                  Certain Information Concerning Participants

     Rental Service Corporation ("RSC") and certain other persons named below may be deemed to be "participants" in the solicitation of revocations of consents in response to the consent solicitation by United Rentals, Inc. ("United Rentals"). The participants in this solicitation may include the directors of RSC (Martin R. Reid (Chairman of the Board and Chief Executive Officer), William M. Barnum, Jr., James R. Buch, David P. Lanoha, Christopher A. Laurence, Eric L. Mattson, Britton H. Murdoch and John M. Sullivan); and the following executive officer: Robert M. Wilson (Executive Vice President, Chief Financial Officer, Secretary and Treasurer). As of April 30, 1999, Martin R. Reid beneficially owned 538,545 shares, or 2.2%, of RSC's common stock, and William M. Barnum, Jr. beneficially owned 455,317 shares, or 1.8%, of RSC's common stock. None of the other foregoing participants individually or in the aggregate beneficially owns in excess of 1% of RSC's common stock.

     Pursuant to the terms of separate engagement letters, each effective as of April 5, 1999, RSC retained Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Morgan Stanley & Co. Incorporated ("Morgan Stanley") as its financial advisors with respect to United Rentals' offer to purchase RSC's common stock, for which Merrill Lynch and Morgan Stanley may receive substantial fees. Pursuant to the engagements of Merrill Lynch and Morgan Stanley, RSC has also agreed to reimburse each of Merrill Lynch and Morgan Stanley, respectively, for certain reasonable out-of-pocket expenses (including the reasonable fees and disbursements of legal counsel) and to indemnify each of Merrill Lynch and Morgan Stanley and certain respective related parties from and against certain liabilities, including liabilities under the federal securities laws, arising out of their respective engagements. In addition, Merrill Lynch Capital Corporation ("MLCC"), along with three other lending institutions, has entered into a commitment letter with RSC and NationsRent, Inc. ("NationsRent") relating to financing activity in connection with the previously proposed merger of RSC and NationsRent (which has been terminated by the parties thereto) pursuant to which MLCC may receive customary fees as well as reimbursement of reasonable out-of-pocket expenses.

     Merrill Lynch and Morgan Stanley are investment banking firms that provide a full range of financial services for institutional and individual clients. Although neither Merrill Lynch nor Morgan Stanley admit that they or any of their respective directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning Merrill Lynch and Morgan Stanley, each of Merrill Lynch and Morgan Stanley may assist RSC in such a solicitation. In the normal course of business, each of Merrill Lynch and Morgan Stanley may trade securities of RSC for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in such securities. As of May 10, 1999, Merrill Lynch held a net long position of 436 shares of RSC's common stock. As of May 10, 1999, Morgan Stanley held a net short position of 17,100 shares of RSC's common stock. In connection with its role as financial advisors to RSC, Merrill Lynch and the following investment banking employees of Merrill Lynch may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of RSC: Paul A. Stefanick, James H. Caldwell and Jack C. MacDonald. In connection with its role as financial advisors to RSC, Morgan Stanley and the following investment banking employees of Morgan Stanley may communicate in person, by telephone or otherwise with a limited number of institutions, brokers and other persons who are stockholders of RSC: R. Bradford Evans, Paul J. Taubman, Glenn R. Robson, Neil B. Morganbesser and Pietro Cinquegrana.